SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NovaCopper Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66988K102
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on Following Pages)

CUSIP NO. 66988K102	Page 2 of 6 Pages

1.	Names of Reporting Persons

Paulson & Co. Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Delaware

	5.	Sole Voting Power
Number of Shares		5,912,709 (see Note 1 to Item 4 below)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 5,912,709 (see Note 1 to Item 4 below)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,912,709 (see Note 1 to Item 4 below)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

11.14%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 66988K102	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

NovaCopper Inc. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Suite 2300, 200 Granville Street
Vancouver, British Columbia, Canada, V6C 1S4

Item 2(a).	Name of Person Filing:

Paulson & Co. Inc. (“Paulson”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, NY 10020.

Item 2(c).	Citizenship:

Delaware corporation.

Item 2(d).	Title of Class of Securities
Common Shares, no par value (“Common Stock”)
Item 2(e).	CUSIP Number:

66988K102

CUSIP NO. 66988K102	Page 4 of 6 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(e) Paulson & Co. Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,912,709

(b) Percent of class: 11.14%

(c) Number of shares of Common Stock as to which Paulson & Co. holds:

(i) Sole power to vote or direct the vote: 5,912,709 (see Note 1.)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition: 5,912,709 (see Note 1.)
(iv) Shared power to dispose or to direct the disposition: 0

Note 1: Paulson, an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Paulson disclaims beneficial ownership of all securities reported in this Schedule.

CUSIP NO. 66988K102	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class. Except for the purpose of determining beneficial ownership under Section 13(d) of the Act, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 66988K102	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer